IMAGE OMITTEDNorth America Structured Investments5yr Uncapped Accelerated Barrier Note linked to SPX/RTYIMAGE OMITTED

OverviewThe notes are designed for investors who seek an uncapped return of the appreciation of the lesser performing of the S&P 500® Index and the Russell 2000® Index. Investors should be willing to forgo interest and dividend payments and, if the Final Value is less than the Initial Value by more than 50%, be willing to lose some or all of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.Summary of TermsIssuer: JPMorgan Chase & Co.Minimum Denomination: $1,000Index: S&P 500 Index (Bloomberg ticker: SPX) and Russell 2000 Index (Bloomberg ticker: RTY)Contingent Buffer: 50%Upside Leverage Factor: At least 1.60*Final Value: With respect to each index, the closing level of that Index on the Observation DateInitial Value: With respect to each index, the closing level of that Index on the Pricing DatePricing Date: April 26, 2016Observation Date: April 27, 2021Maturity Date: April 30, 2021CUSIP: 48128GSP6Preliminary Term Sheet: http://sp.jpmorgan.com/document/cusip/48128GSP6/doctype/Product_Termsheet/document.pdfFor information about the estimated value of the notes, which likely will be lower than theprice you paid for the notes, see the hyperlink above.Payment at MaturityIf the Final Value of each Index is greater than or equal to its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:$1,000 + ($1,000 × Lesser Performing Index Return × Upside Leverage Factor)If the Final Value of either Index is less than its Initial Value but the Final Value of each Index is greater than or equal to its Initial Value or less than its Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount of our notes at maturity.If the Final Value of either Index is less than its Initial Value by more than the Contingent Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:$1,000 + ($1,000 × Lesser Performing Index Return)If the Final Value of either Index is less than its Initial Value by more than the Contingent Buffer Amount, you will lose more than 50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.The final Upside Leverage Factor will be in the Pricing Supplement and will not be less than 1.60. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.
Hypothetical Returns on the Notes at Maturity**Note Payoff at Maturity IMAGE OMITTED Index PeformanceMaturity $2,000 $1,500 $1,000 at ment $500 Pay $0 -100% -80% -60% -40% -20% 0% 20% 40% Index Return Hypothetical Index Hypothetical Note Hypothetical Return Return Payment at Maturity 100.00% 160.00% $2,600.00 40.00% 64.00% $1,640.00 30.00% 48.00% $1,480.00 20.00% 32.00% $1,320.00 5.00% 8.00% $1,080.00 0.00% 0.00% $1,000.00 -10.00% 0.00% $1,000.00 -20.00% 0.00% $1,000.00 -30.00% 0.00% $1,000.00 -50.00% 0.00% $1,000.00 -50.01% -50.01% $499.90 -60.00% -60.00% $400.00 -80.00% -80.00% $200.00 -100.00% -100.00% $0.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

IMAGE OMITTEDNorth America Structured Investments5yr Uncapped Accelerated Barrier Note linked to SPX/RTYIMAGE OMITTED

Selected BenefitsDiversified exposure to U.S. equity markets through the S&P 500 Index and Russell 2000 Index. You are entitled to repayment of principal in full at maturity, even if each Index declines by up to the Contingent Buffer Amount. Minimum denomination of $1,000 and integral multiples in excess thereof. Potential for Long Term Capital Gains tax treatment if held longer than one year. Selected RisksYour investment in the notes may result in a loss of some or all of your principal. Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of our creditworthiness. The benefit provided by the Contingent Buffer Amount may terminate on the Observation Date and, therefore, expose you to any depreciation of either of the Index. No interest payments, dividend payments or voting rights. The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.
Selected Risks (continued)JPMS’s estimated value is not determined by references to our credit spreads for our conventional fixed rate debt. JPMS’s estimated value does not represent future values and may differ from others’ estimates. The value of the notes, which may be reflected in customer account statements, may be higher than JPMS’s current estimated value for a limited time period. Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” in the applicable term sheet for additional information.IMAGE OMITTEDDisclaimerSEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 1-866-535-9248.IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com